March 16, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Bednarowski

Re:	Longview Acquisition Corp. II Registration Statement on Form S-1 Filed January 29, 2021, as amended File No. 333-252594

Dear Ms. Bednarowski:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Longview Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 18, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 850 copies of the Preliminary Prospectus dated March 1, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

UBS Securities LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Director

By:	/s/ John Delgado
Name: John Delgado
Title: Associate Director

Cowen and Company, LLC

By:	/s/ Chris Weekes
Name: Chris Weekes
Title: Managing Director

As representatives of the several Underwriters

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